May 28, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kim McManus

Re:	KKR Asset-Based Income Fund Preliminary Proxy Statement (the “Fund”) (File No. 811-23871)

Dear Ms. McManus:

This letter responds to comments that you conveyed to Antonio Fraone via telephone on May 14, 2025, in connection with your review of the preliminary proxy statement filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on May 9, 2025, for the Fund (the “Preliminary Proxy Statement”). The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Preliminary Proxy Statement.

Comment 1. In connection with the last sentence of the first paragraph in the section titled “Proposal: Adoption of Fundamental Policy to Conduct Repurchase Offers – Risks Related to the Approval of the Proposal,” please revise the disclosure to clarify if the repurchase will be a taxable event to shareholders “participating in the repurchase” or confirm that you intend to refer to Fund shareholders generally.

Response 1. The Fund has revised the disclosure as follows:

“In addition, the repurchase of Common Shares by the Fund will be a taxable event to Shareholders participating in the repurchase.”

Comment 2. In the section titled “Proposal: Adoption of Fundamental Policy to Conduct Repurchase Offers – Vote Required,” please revise the disclosure to clarify if the proposal requires a majority of the Fund’s common shares and a majority of the Fund’s preferred shares, voting separately, for approval, or whether such classes will vote on a combined basis. Please supplementally explain the basis for the conclusion.

Response 2. The Fund has revised the disclosure as follows:

“Approval of the Proposal requires the affirmative vote of a majority of the Fund’s outstanding voting shares, voting in the aggregate.”

This revision is being made to align the disclosure with the requirements of Article X, Section 10.2(b) of the Fund’s Declaration of Trust, which provides, in relevant part that “[n]otwithstanding any other provision of this Declaration, on any matters submitted to a vote of the Shareholders, all Shares of the Trust then-entitled to vote shall be voted in aggregate, except: (i) when required by the 1940 Act and/or other applicable law, Shares shall be voted by individual Class; (ii) when the matter involves any action that the Trustees have determined will affect only the interests of one or more Classes, then only the Shareholders of such Class or Classes shall be entitled to vote thereon.”

Rule 23c-3(b)(2)(i) under the 1940 Act establishes the voting threshold for the adoption of a fundamental policy relating to share repurchases under that rule as a majority vote of the outstanding voting securities of the company. The Fund’s common shares and preferred shares are “voting securities” within the meaning of Section 2(a)(42) of the 1940 Act. Further, because the Fund’s repurchase program will impact the overall operation of the Fund, the Trustees have not made a determination that the proposed policy will affect only the interests of a single class. Accordingly, the Fund believes it is appropriate for the common shareholders and the preferred shareholders to vote on a combined basis.

Comment 3. In the section titled “Five Percent Shareholders,” please include beneficial ownership information, if any, for the Fund’s trustees pursuant to Item 6(d) of Schedule 14A.

Response 3. The Fund confirms that no Trustee of the Fund beneficially owns five percent or more of the Fund’s shares. The Fund has revised the disclosure accordingly.

Comment 4. In the section titled “Additional Information – Broker Non-Votes and Abstentions,” please remove disclosure indicating broker non-votes will be counted for quorum purposes and replace with a statement that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such shares and accordingly such shares will not be counted as present for quorum or other purposes. This disclosure should also describe the effect of the absence of such shares from the meeting.

Response 4. The Fund has revised the disclosure as follows:

“Abstentions or broker non-votes will not be counted as votes cast and will have no effect on the result of the election. Abstentions ~~or broker non-votes, however,~~ will be considered to be present at the Meeting for purposes of determining the existence of the Fund’s quorum. However, if a Shareholder does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such shares and those shares will not be counted as present for quorum or other purposes.”

Comment 5. Please revise the proxy statement generally to specify in bold how shares will be voted if the Trust receives a signed proxy card with no choice pursuant to Rule 14a-4(b)(1)).

Response 5. The Fund has revised the disclosure in the proxy card as follows:

“This proxy, if properly executed, will be voted in the manner directed by the shareholder or “FOR” the proposal if no choice is indicated. Please refer to the Proxy Statement for a discussion of the Proposal.”

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian
Matthew E. Barsamian